Exhibit 15.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Himax Technologies, Inc.:

We consent to the incorporation by reference in the registration statements (No. 333-137585 and No. 333-176863) on Form S-8 and the registration statement (No. 333-189052) on Form F-3 of Himax Technologies, Inc. and subsidiaries of our reports dated March 31, 2021, with respect to the consolidated statements of financial position of Himax Technologies, Inc. as of December 31, 2019 and 2020, the related consolidated statements of profit or loss, other comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2020, and the related notes, and the effectiveness of internal control over financial reporting as of December 31, 2020, which reports appear in the December 31, 2020 annual report on Form 20-F of Himax Technologies, Inc.

/s/ KPMG

Hsinchu, Taiwan

March 31, 2021